DIVISION OF CORPORATION FINANCE
MAIL STOP 7010



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 4, 2007

<u>via U.S. Mail</u>

Mr. Michael S. Vandale
President and Chief Executive Officer
Patch International Inc.
Suite 300, 441 – 5th Avenue S.W.
Calgary, Alberta, Canada T2P 2V1

> **Re:** **Patch International Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed April 25, 2007**
> **File No. 0-28627**

Dear Mr. Vandale:

We have limited our review of the above filing to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Revised Preliminary Information Statement on Schedule 14C</u>

1.   We note your response to prior comment 1. It appears more than ten persons other than officers, directors and greater than 5% owners were solicited. We direct you to Rules 14a-1 and 14a-2 of Regulation 14A and the definition of "solicitation". Based on the information provided regarding the total number or persons solicited and from whom proxies were obtained, it does not appear that you are eligible to make use of Schedule 14C. Please provide a detailed analysis of your eligibility to use Schedule 14C as opposed to Schedule 14A.

Voting Securities and Principal Holders Thereof, page 9

2.   We note your response to prior comment 11. Please disclose your response in your filing. For instance, please make clear why the Class A and Class B Preferred Voting Stock are excluded from the beneficial ownership table.

3.   We note your response to prior comment 12. However, please provide even further clarification as to the nature of the "Exchangeable Shares." For instance, it appears that the Exchangeable Shares underlie both the Series A and Series B Preferred Stock, which Mr. Vandale uses to vote on behalf of the holders of the Exchangeable Shares. Thus, the Exchangeable Shares themselves do not have voting rights. Furthermore, it seems each time a holder of the Exchangeable Shares exchanges them for common stock, an equivalent number of Preferred Stock will lose voting rights until extinction once all Exchangeable Shares have been exchanged. To the extent this is true, please provide this type of disclosure to clearly explain how the Exchangeable Shares and Series A and Series B Preferred Stock interrelate.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    Please contact Jason Wynn at (202) 551-3756 or, in his absence, me, at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

                                                Sincerely,

                                                Anne Nguyen Parker
                                                Branch Chief

cc: J. Wynn

       via facsimile
       Fay M. Matsukage, Esq.
       Dill, Dill, Carr, Stonbraker & Hutchings P.C.
       (303) 777-3823